Exhibit 99.1

Gazit-Globe Ltd.	For additional information:
1 HaShalom Rd.	Gil Kotler,
Tel Aviv, Israel 67892	Senior Executive VP and CFO
+972 3 694 8000

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Year-End and Fourth Quarter 2013 Financial Results

FFO and FFO per Share grew in 2013 by 10% and 6% respectively; Same Property NOI grew by 3.4%

TEL-AVIV, ISRAEL; March 26, 2014 – Gazit-Globe (NYSE; TSX; TASE: GZT), one of the world’s leading multi-national real estate companies focused on acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, announced today its financial results for the year and the fourth quarter ended December 31, 2013.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

•	NOI for the year decreased by 2% to NIS 3,457 million (US$ 996 million) compared to NIS 3,544 million (US$ 1,021 million) in 2012. Excluding the effect of changes in exchange rates, the NOI increased by 4% compared to 2012

•	FFO for the year increased by 10% to NIS 585 million (US$ 169 million), or NIS 3.41 per share (US$ 0.98), compared to NIS 533 million (US$ 154 million), or NIS 3.23 per share (US$ 0.93), in 2012

•	Investments during the year totaled NIS 3.0 billion (US$ 0.9 billion) (NIS 6.9 billion (US$ 2.0 billion), assuming consolidation of jointly controlled companies that are presented according to the equity method). The group also recycled capital from the divestiture of non-core assets in the amount of NIS 2.1 billion (US$ 0.6 billion) (NIS 2.2 billion (US$ 0.6 billion), assuming consolidation of jointly controlled companies that are presented according to the equity method)

•	Same Property NOI for the year, excluding the effect of changes in exchange rates, grew by 3.4% compared to 2012

•	Occupancy rate as of December 31, 2013 was 95.0%, similar to occupancy rate as of December 31, 2012

•	Shareholders’ equity as of December 31, 2013 totaled NIS 8,009 million (US$ 2,307 million), or NIS 45.6 per share (US$ 13.14), compared to NIS 7,849 million (US$ 2,261 million), or NIS 47.5 per share (US$ 13.68), as of December 31, 2012

•	EPRA NAV per share as of December 31, 2013 was NIS 58.3 (US$ 16.80) compared to NIS 60.7 per share (US$ 17.49) as of December 31, 2012

•	As of December 31, 2013, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 9.6 billion (US$ 2.8 billion) of which NIS 3.5 billion (US$ 1.0 billion) is at the Company level. A jointly controlled company has additional NIS 1.5 billion (US$ 0.4 billion) in cash

•	As of December 31, 2013, net debt to total assets (LTV) was 55.0%, compared to 56.1% as of December 31, 2012

•	The Company’s Board of Directors declared a quarterly cash dividend of NIS 0.45 per share payable on April 23, 2014 to shareholders of record as of April 7, 2014, which represents an annualized dividend per share of NIS 1.80

Some historical numbers were retroactively adjusted due to new accounting standards

Exchange rate as of December 31, 2013 of 1 USD = 3.471 NIS

Roni Soffer, President of Gazit-Globe: “We have concluded a very positive year for the group with strong growth in FFO and FFO per share and 3.4% growth in same-property NOI. We continued to reduce our leverage, increase our financial liquidity, which reached a level of NIS 9.6 billion, and execute our business strategy of improving our portfolio’s quality through the acquisition and development of prime real estate in growing urban markets. We also continued to recycle capital through the disposition of non-core assets while taking advantage of investment opportunities in the real estate markets in which we operate across the globe.”

Financial Highlights for 2013:

•	Rental income decreased by 2% to NIS 5,146 million compared to NIS 5,249 million in 2012. Excluding the effect of changes in exchange rates, rental income increased by 4% compared to 2012

•	NOI for the year decreased by 2% to NIS 3,457 million compared to NIS 3,544 million in 2012. Excluding the effect of changes in exchange rates, NOI increased by 4% compared to 2012

•	Same-property NOI, excluding the effect of changes in exchange rates, grew by 3.4%, resulting from an increase of 2.9% in the same-property NOI from North America, a 3.9% increase in same-property NOI from Europe and a 3.6% increase in same-property NOI from Israel

•	FFO for the year increased by 10% to NIS 585 million, or NIS 3.41 per share, compared to NIS 533 million, or NIS 3.23 per share, in 2012

•	Net income attributable to the Company’s shareholders for the year totaled NIS 977 million, or NIS 5.64 per share, compared to NIS 957 million, or NIS 5.59 per share, in 2012

•	Occupancy rate as of December 31, 2013 was 95.0%, similar to Occupancy rate as of December 31, 2012 Occupancy rate as of December 31, 2013 was 94.2% in North America, 96.4% in Europe and 97.1% in Israel

•	The fair value gain from investment property and investment property under development was NIS 933 million compared to NIS 1,913 million in 2012

•	Shareholders’ equity as of December 31, 2013 totaled NIS 8,009 million, or NIS 45.6 per share, compared to NIS 7,849 million, or NIS 47.5 per share, as of December 31, 2012. The effect of changes in the exchange rates of the US Dollar, Canadian Dollar, Euro and Brazilian Real against the NIS (adjusted for currency SWAP transactions) resulted in a decrease of Shareholders’ equity by NIS 722 million (NIS 4.1 per share)

•	Cash flow from operating activities totaled NIS 1,218 million, compared to NIS 1,393 million in 2012

Financial Highlights for the three months ended December 31, 2013:

•	Rental income decreased by 7% to NIS 1,269 million compared to NIS 1,370 million in the fourth quarter of 2012. Excluding the effect of changes in exchange rates, rental income decreased by 1% compared to the fourth quarter of 2012

•	NOI decreased by 6% to NIS 855 million compared to NIS 911 million in the fourth quarter of 2012. Excluding the effect of changes in exchange rates, NOI remained stable compared to the fourth quarter of 2012

•	FFO increased by 7% to NIS 147 million, or NIS 0.84 per share, compared to NIS 137 million, or NIS 0.83 per share, in the fourth quarter of 2012

•	Net income attributable to the Company’s shareholders totaled NIS 238 million, or NIS 1.34 per share, compared to NIS 224 million, or NIS 1.34 per share, in the fourth quarter of 2012

•	Cash flow from operating activities totaled NIS 646 million, compared to NIS 430 million in the fourth quarter of 2012

•	The fair value gain from investment property and investment property under development was NIS 429 million, compared to NIS 441 million in the fourth quarter of 2012

•	The effect of changes in the exchange rates of the US Dollar, Canadian Dollar, Euro and Brazilian Real against the NIS (adjusted for currency SWAP transactions) resulted in a decrease of Shareholders’ equity by NIS 220 million (NIS 1.3 per share)

Acquisition, Development and Redevelopment Activities:

•	During 2013 the Group invested NIS 3.0 billion acquiring 11 income-producing properties totaling 73 thousand square meters and adjacent land parcels for future development in a total amount of NIS 1.4 billion and an amount of NIS 1.6 billion in new development and redevelopment projects

•	During the year, Citycon completed the acquisition of the Kista Galleria shopping center in Stockholm, Sweden, together with a JV partner (50%) for approximately EUR 530 million. In addition, during 2013ATR invested NIS 1.3 billion in property acquisitions, development and redevelopment

•	During the year the group sold non-core properties for a total amount of NIS 2.1 billion

•	As of December 31, 2013, the Group had 10 properties under development with a gross leasable area of 204 thousand square meters and 27 properties under redevelopment with a gross leasable area of 358 thousand square meters with a total investment of NIS 5.1 billion. The additional cost to complete the properties under development and redevelopment totals NIS 1.4 billion

Financing Activities:

•	During 2013, the Group raised NIS 1 billion in equity and NIS 7.7 billion in debentures and convertible debentures (including ATR). The debentures were issued with an average maturity of 8.3 years and average nominal interest rate of 4.08%

•	The average cost of debt during 2013 was 4.9% compared to 5.1% during 2012

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, March 26, 2014 at 5:00 pm Israel Time / 3:00 pm Central European Time / 11:00 am Eastern Time, to review the fourth quarter and year-end 2013 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing 1 877 280 2296 (U.S./Canada) or 0800 279 4977 (U.K.) or +44 (0) 20 3427 1917 (International) or 1809 212 923 (Israel), or on the Company’s website www.gazit-globe.com. (Conference ID 2722093)

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe’s website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit-Globe owns and operates 577 properties in more than 20 countries, with a gross leasable area of approximately 6.6 million square meters and a total value of more than US$22 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s annual report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000 / New York Office, Tel: +1 212 897 9741

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our 2013 Annual Report. For our full 2013 Annual Report in English, please go to http://www.gazitglobe.com/financial-reports.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2013	2012
	NIS in millions
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,018	1,683
Short-term investments and loans	504	538
Marketable securities	100	101
Financial derivatives	39	81
Trade receivables	831	744
Other accounts receivable	298	216
Inventory of buildings and apartments for sale	703	712
Income taxes receivable	19	15

	3,512	4,090
Assets classified as held for sale	611	1,482

	4,123	5,572

NON-CURRENT ASSETS
Equity-accounted investees	5,919	4,713
Other investments, loans and receivables	659	713
Available-for-sale financial assets	435	339
Financial derivatives	769	929
Investment property	53,309	55,465
Investment property under development	2,479	2,806
Non-current inventory	23	23
Fixed assets, net	160	187
Intangible assets, net	106	117
Deferred taxes	106	198

	63,965	65,490

	68,088	71,062

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2013	2012
	NIS in millions
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Credit from banks and others	257	351
Current maturities of non-current liabilities	2,914	2,382
Financial derivatives	32	12
Trade payables	936	914
Other accounts payable	1,253	1,256
Advances from customers and buyers of apartments	259	257
Income taxes payable	34	52

	5,685	5,224
Liabilities attributed to assets held for sale	73	168

	5,758	5,392

NON-CURRENT LIABILITIES
Debentures	22,231	18,500
Convertible debentures	1,221	1,197
Interest-bearing loans from financial institutions and others	12,692	19,433
Financial derivatives	169	472
Other liabilities	198	353
Deferred taxes	3,000	3,066

	39,511	43,021

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	229	219
Share premium	4,288	3,805
Retained earnings	5,378	4,699
Foreign currency translation reserve	(2,006)	(913)
Other reserves	141	60
Loans granted for purchase of Company’s shares *)	—	—
Treasury shares	(21)	(21)

	8,009	7,849
Non-controlling interests	14,810	14,800

Total equity	22,819	22,649

	68,088	71,062

*)	Represents an amount of less than NIS 1 million.

CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2013	2012	2011
	NIS in millions (except for per share data)
Rental income	5,146	5,249	4,718
Property operating expenses	1,689	1,705	1,522

Net operating rental income	3,457	3,544	3,196

Revenues from sale of buildings, land and construction works performed	1,794	1,749	1,001
Cost of buildings sold, land and construction works performed	1,667	1,665	967

Gross profit from sale of buildings, land and construction works performed	127	84	34

Total gross profit	3,584	3,628	3,230

Fair value gain from investment property and investment property under development, net	933	1,913	1,670
General and administrative expenses	(582)	(648)	(733)
Other income	218	164	115
Other expenses	(74)	(47)	(110)
Company’s share in earnings of equity-accounted investees, net	161	299	334

Operating income	4,240	5,309	4,506
Finance expenses	(2,185)	(2,214)	(2,197)
Finance income	549	120	72

Income before taxes on income	2,604	3,215	2,381
Taxes on income	294	681	328

Net income	2,310	2,534	2,053

Attributable to:
Equity holders of the Company	977	957	719
Non-controlling interests	1,333	1,577	1,334

	2,310	2,534	2,053

Net earnings per share attributable to equity holders of the Company:
Basic net earnings	5.70	5.80	4.65

Diluted net earnings	5.64	5.59	4.30

FFO (EPRA Earnings)

The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

	For the year ended December 31			For the 3 months ended December 31
	2013	2012	2011	2013	2012
	NIS in millions (except per share data)
Net income attributable to equity holders of the Company for the period	977	957	719	238	224
Adjustments:
Fair value gain from investment property and investment property under development, net	(933)	(1,913)	(1,670)	(429)	(441)
Capital loss on sale of investment property	52	5	63	13	8
Impairment of goodwill	—	—	38	—	—
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	(435)	(36)	179	(143)	(147)
Adjustments with respect to companies presented according to the equity method	60	(43)	(131)	54	77
Loss from decrease in interest in affiliates	11	4	1	1	1
Deferred taxes and current taxes with respect to disposal of properties	272	668	324	170	228
Gain from bargain purchase	(173)	(134)	(102)	—	—
Acquisition costs recognized in profit or loss	10	26	21	5	6
Loss (gain) from early redemption of interest-bearing liabilities and financial derivatives	142	147	14	(3)	132
Non-controlling interests’ share in above adjustments	368	685	646	227	83

Nominal FFO	351	366	102	133	171

Additional adjustments:
CPI and exchange rate linkage differences	152	94	133	(11)	(40)
Depreciation and amortization	16	16	15	4	4
Adjustments with respect to companies presented according to the equity method	27	2	67	13	(13)
Other adjustments(1)	39	55	88	8	15

FFO according to the management approach	585	533	405	147	137

FFO according to the management approach per share (in NIS)	3.42	3.23	2.62	0.84	0.83

FFO according to the management approach per share (diluted) (in NIS)	3.41	3.23	2.62	0.84	0.83

Number of shares used in the basic FFO per share calculation(2) (in thousands)	171,103	164,912	154,456	175,787	165,136

Number of shares used in the diluted FFO per share calculation(2) (in thousands)	171,413	165,016	154,783	176,092	165,354

(1)	Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of expenses and income from extraordinary legal proceedings not related to the Reporting Periods, expenses arising from non-recurring payments relating to the termination of engagements with senior Group officers, as well as income and expenses from operations not related to income-producing property. Also, with regard to 2011, the data include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors.
(2)	Weighted average for the period.